Filed by Ready Capital Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Ready Capital Corporation
Commission File No.: 001-35808

December 2, 2024

Dear UDF IV Shareholders,

Your United Development Funding IV (“UDF IV” or the “Trust”) Board of Trustees (“the Board”) has taken a significant step toward enhancing the value of your investment in UDF IV and creating liquidity for the Trust’s shareholders.

On December 2, UDF IV announced that it has entered into an agreement to be acquired by Ready Capital Corporation (NYSE:RC) ("Ready Capital"), a leading multi-strategy real estate finance company. UDF IV shareholders may receive up to $5.89 per share in connection with this transaction through a combination of: pre-closing distributions of up to $2.44 per UDF IV share from the cash on UDF IV’s balance sheet; 0.416 shares issued by Ready Capital at the closing of the transaction per UDF IV share, with an implied value of $3.07 per share based on Ready Capital’s closing share price on November 29, 2024; and contingent value rights (“CVRs”) issued by Ready Capital at the closing of the transaction to receive contingent consideration over time estimated to be up to $0.38 per UDF IV share. We invite you to visit udfforshareholders.com to read the joint press release from UDF and Ready Capital regarding this transaction.

Your Trustees continue to act to protect and promote the interests of the Trust’s shareholders despite NexPoint Real Estate Opportunities, LLC, an indirect subsidiary of NexPoint Diversified Real Estate Trust (NXDT), and its affiliates’ (collectively, “NexPoint”) ongoing, self-interested campaign, which we believe is aimed at extracting the value of the Trust’s portfolio for themselves at the expense of all other UDF IV shareholders.

We believe that it is critical that you vote FOR ONLY the Board’s four nominees on the WHITE proxy card ahead of the 2024 Annual Meeting on December 10, 2024 to help ensure that you realize the compelling value that we expect this transaction will provide. Remember, only your last vote will count. If you have previously voted on a green proxy card for any reason, including a “WITHHOLD” vote, please vote again on your WHITE proxy card to ensure your vote for the UDF IV Board’s trustee nominees is counted.

Maximizing Value for UDF IV Shareholders

As noted above, UDF IV shareholders may receive up to $5.89 per share as a result of the transaction with Ready Capital. That is more than 5x the bargain basement price of $1.10 per share that NexPoint offered UDF IV shareholders in its unsuccessful attempt to take control of the Trust just a few years ago.

In connection with the Ready Capital transaction, you will receive:

•	Up to $2.44 per UDF IV share of pre-closing cash distributions from the cash on the Trust’s balance sheet, representing an aggregate distribution of up to $75 million;

•	0.416 shares of Ready Capital common stock per UDF IV share to be issued by Ready Capital when the transaction closes; this stock consideration has an implied value of $94 million, or $3.07 per UDF IV share based on Ready Capital’s closing share price on November 22, 2024; and

•	Contingent Value Rights to be issued by Ready Capital when the transaction closes that UDF IV management estimates will generate payments of up to $12 million or $0.38 per UDF IV share over time (paid in additional shares of Ready Capital common stock).

Ready Capital Transaction Will Deliver Compelling Benefits

The Ready Capital transaction will provide shareholders with immediate value and potential long-term upside:

•	Meaningful Upfront Pre-Closing Cash Distributions. The transaction will facilitate significant cash distributions to UDF IV shareholders, estimated to be up to $2.44 per share before the transaction closes

•	Provides Liquid Stock Consideration and Upside Potential. As owners of Ready Capital shares, UDF IV shareholders would own a NYSE-listed stock with a current 10-day average daily volume of 1.41 million shares and a current dividend yield of 13.6%

•	Future CVR Potential. Provides opportunity for UDF IV shareholders to receive contingent consideration and aligns incentives to generate further value from selected assets in the UDF IV portfolio

•	Enhanced Platform, Greater Diversification and Added Expertise. Enables UDF IV investors to benefit from ownership in a company with a more efficient, scalable operating platform, a diversified business model, exposure to an existing broad pool of real estate debt investments, and access to the extensive expertise and resources of Ready Capital’s external manager, Waterfall Asset Management, an SEC registered investment adviser

Vote The WHITE Card Ahead of the December 10 Annual Meeting

The Trust will hold its Annual Meeting of Shareholders (the “Annual Meeting”) on December 10, 2024, at 10:00 AM CST in a virtual-only format.

We urge you to protect the significant value that you will receive as a result of the transaction with Ready Capital by voting “FOR” ONLY the Board’s four nominees – Lawrence S. Jones, Phillip K. Marshall, Steven J. Finkle, and J. Heath Malone – on the WHITE proxy card today. Electing the Board’s nominees will enable them to continue to advocate for your interests and work towards closing the Ready Capital transaction, which will provide you with significant value and liquidity for your shares.

If NexPoint gains control of the Board and the Trust, NexPoint will be in a position to implement what we expect will be a self-serving, value-destructive agenda and deprive you of the value and liquidity you will receive from the Ready Capital transaction the current Board has negotiated.

Remember that only your latest dated proxy counts and that a vote to “WITHHOLD” for the NexPoint nominees on a green proxy card sent to you by NexPoint could revoke your votes “FOR” the Board’s nominees on the WHITE proxy card. Please simply discard any green or other color proxy card sent to you by NexPoint and vote every WHITE proxy card you receive. This is especially important if you hold your shares in multiple accounts.

If you have any questions or require any assistance with respect to voting your shares, please contact our proxy solicitor:

Innisfree M&A Incorporated

Shareholders may call:

1 (877) 750-9496 (toll-free from the U.S. and Canada)

+1 (412) 232 3651 (from other countries)

Thank you again for your continued support.

Sincerely,

The UDF IV Board of Trustees

Additional Information About the Ready Capital Transaction

The Ready Capital transaction is expected to close in the first half of 2025, subject to the approval of UDF IV shareholders and other customary closing conditions. UDF IV expects to call a special meeting of its shareholders to approve the proposed transaction and to distribute a proxy statement and other documents to its shareholders in connection with the special meeting. Ready Capital expects to file with the SEC a registration statement on Form S-4, containing a prospectus and the UDF IV proxy statement, and other documents with respect to the proposed transaction. The Ready Capital prospectus and the UDF IV proxy statement will contain important information about the proposed transaction and related matters. The description of the transaction in this letter is qualified in its entirety by reference to the Agreement and Plan of Merger among Ready Capital, RC Merger Sub IV, LLC and the Trust, dated as of November 29, 2024 (the “Merger Agreement”). WE URGE YOU TO READ THE MERGER AGREEMENT, THE REGISTRATION STATEMENT, THE PROSPECTUS AND THE UDF IV PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO EACH OF THEM) AND OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL WITH THE SEC AND MADE AVAILABLE BY UDF IV CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, UDF IV AND THE PROPOSED MERGER. You may obtain free copies of the Merger Agreement, registration statement, the prospectus and other relevant documents filed by Ready Capital with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital's website at www.readycapital.com. UDF IV shareholders may obtain free copies of the proxy statement and other relevant documents made available by UDF IV free of charge on www.udfonline.com.

Thank you again for your continued support.

Sincerely,

The UDF IV Board of Trustees

Forward-Looking Statements

This letter contains statements that constitute forward-looking statements relating to, among other things, the timing of the closing, and the benefits, of the Ready Capital transaction, the estimated amount of the special dividend to be paid to UDF IV’s shareholders, the estimated consideration expected to be paid under the CVRs and the potential future of UDF IV under NexPoint’s control. These forward-looking statements are based on management’s current expectations and are not guarantees of future performance or future events. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers should be aware that there are various factors, many of which are beyond UDF IV’s control, which could cause actual results to differ materially from any forward-looking statements made in this release including, among others, the results of the trustee elections at the Annual Meeting, the risk that the Ready Capital transaction will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the inability to obtain UDF IV shareholder approval of the transaction or the failure to satisfy the other conditions to completion of the transaction; risks that will affect the amount of the special dividend to UDF IV shareholders, including, among others, developments in litigation involving UDF IV; risks that will affect the amount of payments under the CVRs, if any, including, among others, the performance of specified UDF IV loans and developments in litigation involving UDF IV; risks related to disruption of management attention from the ongoing business operations due to the proposed transaction; the effect of the announcement of the proposed transaction on the operating results and businesses generally of Ready Capital and UDF IV; the outcome of any legal proceedings relating to the transaction; the ability to retain key personnel; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; inflationary pressures on the capital markets and the general economy; conditions in the market for small balance commercial loans and other investments; legislative and regulatory changes that could adversely affect the businesses of Ready Capital and UDF IV; and risks related to integrating UDF IV’s existing lending platform into Ready Capital’s operations. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. UDF IV undertakes no obligation to update its forward-looking statements, whether as a result of new information, future events or otherwise.